[redacted]

09057681

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67373

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CORE CAPITAL MARKETS GROUP, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1600 DOVE STREET, SUITE 480
(No. and Street)

NEWPORT BEACH (City) CA (State) 92660 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
AARON COOK, PRESIDENT 949-222-9006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BALSER, HOROWITZ, FRANK & WAKELING
(Name – *if individual, state last, first, middle name*)

1551 N. TUSTIN AVE., SUITE 1010 (Address) SANTA ANA (City) CA (State) 92705 (Zip Code)

PROCESSED
MAR 1 2 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 2 6 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/4

TA 3/11

OATH OR AFFIRMATION

I, AARON COOK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CORE CAPITAL MARKETS GROUP, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

E. MANNING
COMMISSION # 1657115
Notary Public - California
ORANGE COUNTY
My Comm. Expires Apr. 9, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CORE CAPITAL MARKETS GROUP, INC.

INDEPENDENT AUDITORS' REPORT

December 31, 2008

CORE CAPITAL MARKETS GROUP, INC.

December 31, 2008

TABLE OF CONTENTS

BALSER, HOROWITZ, FRANK & WAKELING
AN ACCOUNTANCY CORPORATION
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
CORE Capital Markets Group, Inc.
Newport Beach, California

We have audited the accompanying statement of financial condition of CORE Capital Markets Group, Inc. (the Company) as of December 31, 2008, and the related statements of income and retained earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CORE Capital Markets Group, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
January 28, 2009

1551 N. Tustin Avenue., Suite 1010, Santa Ana, CA 92705
Telephone (714) 543-1035 • Fax (714) 543-1567

CORE CAPITAL MARKETS GROUP, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2008

ASSETS

Cash and cash equivalents	$	140,274
Total assets	$	140,274

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable	$	283
Income tax payable		850
Total liabilities		1,133
Stockholder's equity		
Common stock, $.10 stated value, 1,000,000 shares authorized, 714,290 shares issued and outstanding		50,000
Additional paid-in capital		340,202
Retained earnings (deficit)		(251,061)
Total stockholder's equity		139,141
Total liabilities and stockholder's equity	$	140,274

CORE CAPITAL MARKETS GROUP, INC.

STATEMENT OF INCOME AND RETAINED EARNINGS
For the Year Ended December 31, 2008

Revenue	
Selling commissions	$ 4,217,649
Marketing and due diligence	2,476,540
Interest income	14,461
Other income	1,294
Total revenue	6,709,944
Operating expenses	
Commissions	4,157,694
Fees and licenses	33,310
Marketing and due diligence	706,491
Miscellaneous	15,809
Office expenses	205,961
Outside services	230,523
Shared expenses	1,623,214
Total operating expenses	6,973,002
Income (loss) before provision for income taxes	(263,058)
Provision for income taxes	1,203
Net income (loss)	(264,261)
Retained earnings (deficit), beginning of year	129,164
Distributions to stockholder	(115,964)
Retained earnings (deficit), end of year	$ (251,061)

CORE CAPITAL MARKETS GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2008

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at December 31, 2007	$ 50,000	$ 339,902	$ 129,164	$ 519,066
Net income (loss)	-	-	(264,261)	(264,261)
Distributions	-	-	(115,964)	(115,964)
Additional paid-in-capital	-	300	-	300
Balances at December 31, 2008	$ 50,000	$ 340,202	$ (251,061)	$ 139,141

See accompanying notes and independent auditors' report

CORE CAPITAL MARKETS GROUP, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
For the Year Ended December 31, 2008

As of the audited year ended December 31, 2008, no subordinated liabilities or agreements exist in the financial statements of CORE Capital Markets Group, Inc.

See accompanying notes and independent auditors' report

CORE CAPITAL MARKETS GROUP, INC.

STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2008

Cash flows from operating activities		
Net income (loss)	$	(264,261)
Adjustments to reconcile net income (loss) to net cash change in operating activities:		
Changes in:		
Accounts receivable		3,561
Commissions receivable		753,799
Commissions advance		253,694
Accounts payable		(10,041)
Amounts due under expense sharing and management agreement		(221,384)
Commissions payable		(958,216)
Marketing and due diligence payable		(92,470)
Income tax payable		(90,882)
Net change in cash from operating activities		(626,200)
Cash flows from investing activities		
Receipt of note receivable		400,000
Net change in cash from investing activities		400,000
Cash flows from financing activities		
Additional paid in capital		300
Distributions to stockholder		(115,964)
Net change in cash from financing activities		(115,664)
Net change in cash		(341,864)
Cash and cash equivalents, beginning of year		482,138
Cash and cash equivalents, end of year	$	140,274

There was no cash paid for interest for the year ended December 31, 2008.

Note 1 - Summary of significant accounting policies

Organization and nature of business

CORE Capital Markets Group, Inc. (the Company), a California corporation, was incorporated May 5, 2006, and adopted a fiscal year of December 31. It maintains its principal and only active office in Newport Beach, California.

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). Operations are pursuant to the (k)(1) exemptive provision of SEC Rule 15c3-3 and it does not hold customer funds or securities. Upon active operations in March of 2008, the Company's business consists of the offering and sale of undivided tenant-in-common interests.

Basis of recognition

Concession revenue and commission expense are recognized based on the trade date of the transaction.

Financial statement estimates and assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

Concentrations of credit risk

The Company maintains most of its cash balances at one financial institution located in Orange County, California. From time to time the Company maintains cash deposits in excess of Federal Deposit Insurance Corporation (FDIC) limits. Management does not believe that it is exposed to significant credit risk in connection with cash and cash equivalents.

Cash and cash equivalents

For the purposes of the statement of cash flows, the Company considers all temporary cash investments purchased with a maturity of three months or less to be cash equivalents.

Receivables

Management considers all accounts and commissions receivable to be fully collectable. Accordingly, no allowance for doubtful accounts is recorded.

Note 2 - Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1. Net capital and related capital ratio fluctuate on a daily basis; however, at December 31, 2008, the Company had net capital of $137,972, which was $132,972 in excess of its required minimum net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.82% at December 31, 2008.

Note 3 - Income taxes

The provision for income taxes for the year ended December 31, 2008, consists of the following:

State	$ 1,203
Total	$ 1,203

CORE CAPITAL MARKETS GROUP, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

Computation of net capital

Total stockholder's equity	$ 139,141
Deduct nonallowable assets	(1,168)
Net capital	$ 137,973

Aggregate indebtedness

Items included in statement of financial condition:	
Various liabilities	$ 1,133
Total aggregate indebtedness	$ 1,133
Ratio: Aggregate indebtedness to net capital	0.82%

Computation of basic net capital requirement

Minimum dollar net capital required:	
Company	$ 5,000
6-2/3% of total aggregate indebtedness	75
Minimum dollar net capital required	5,000
Net capital, as calculated above	137,973
Excess net capital at 1,500 percent	132,973
Excess net capital at 1,000 percent	137,859
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 137,972

No material differences were noted between the Company's unaudited filing of Part IIA of the Focus Report and the computation of net capital noted above.

CORE CAPITAL MARKETS GROUP, INC.
STATEMENT UNDER RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

The audit disclosed no violation of the net capital requirements, financial, and/or record-keeping problems. There were no material variations in the financial data reported on the unaudited Form X-17a-5 Part IIA dated December 31, 2008, with the final audit report attached.

CORE CAPITAL MARKETS GROUP, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(1), since it is a limited business.

CORE CAPITAL MARKETS GROUP, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act under Section (k)(1), since it is a limited business.

BALSER, HOROWITZ, FRANK & WAKELING

AN ACCOUNTANCY CORPORATION

CERTIFIED PUBLIC ACCOUNTANTS

January 28, 2009

To the Board of Directors
CORE Capital Markets Group, Inc.
Newport Beach, California

In planning and performing our audit of the financial statements of CORE Capital Markets Group, Inc. (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1551 N. TUSTIN AVENUE., SUITE 1010, SANTA ANA, CA 92705

TELEPHONE (714) 543-1035 • FAX (714) 543-1567

MEMBERS: AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, New York Stock Exchange, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Balser, Horowitz, Frank & Wakeling

BALSER, HOROWITZ, FRANK & WAKELING
Santa Ana, California
January 28, 2009

END